UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          IMCLONE SYSTEMS INCORPORATED
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    45245W109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  45245W109                                           Page 2 of 5 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  DR. HARLAN W. WAKSAL

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                   a.     [_]
                                                   b.     [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          3,106,842
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,106,842
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,106,842

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.24%

12       Type of Reporting Person (See Instructions)

                                    IN

                                                               Page 3 of 5 Pages


Item 1(a)         Name of Issuer:

                  ImClone Systems Incorporated (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  180 Varick Street, New York, New York  10014

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by Dr. Harlan W. Waksal ("Dr. Harlan Waksal" or the "Reporting Person"). Dr. Harlan Waksal is the Executive Vice President, Chief Operating Officer and a Director of the Issuer.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Dr. Harlan Waksal is 180 Varick Street, New York, New York 10014.

Item 2(c)         Citizenship:

                  Dr. Harlan Waksal is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 (the "Shares") of the Issuer.

Item 2(e)         CUSIP Number:

                  45245W109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 11, 2002, Dr. Harlan Waksal may be deemed the beneficial owner of 3,106,842 Shares. This number consists of (i) 2,773,509 Shares and (ii) 333,333 Shares issuable upon the exercise of options to acquire Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which Dr. Harlan Waksal may be deemed to be the beneficial owner constitutes approximately 4.24% of the total number of Shares outstanding (assuming the exercise of options to acquire 333,333 Shares).

                                                               Page 4 of 5 Pages

Item 4(c)         Number of shares as to which such person has:

Dr. Harlan Waksal:
------------------

(i)       Sole power to vote or to direct the vote:                 3,106,842(1)

(ii)      Shared power to vote or to direct the vote:                          0

(iii)     Sole power to dispose or to direct the disposition of:    3,106,842(1)

(iv)      Shared power to dispose or to direct the disposition of:             0
  ----------------
  (1) Includes 700,000 Shares for which the Reporting Person entered a prepaid forward contract on December 6, 2001.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 5 of 5 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February __, 2002

                                                   HARLAN W. WAKSAL



                                                   ------------------------